Exhibit 99.1

Moolec Science SA Regains Compliance with All Nasdaq Capital Market Continued Listing Requirements Within Panel Remediation Period

As previously reported on January 29, 2026, Moolec Science SA (“Moolec” and/or the “Company”), received written notice from the Nasdaq Hearings Panel (the “Panel”) informing the Company that the Panel had granted the Company’s request for an extension to regain compliance with the continued listing requirements of The Nasdaq Stock Market LLC, specifically with respect to the minimum stockholders’ equity requirement.

The Company announced today that it has submitted information required to demonstrate compliance with the Nasdaq Capital Market’s stockholders’ equity requirement within the remediation period granted by the Panel. The Company reported stockholders’ equity of approximately $15.2 million as of March 31, 2026, and approximately $11.3 million as of December 31, 2025. These amounts are reflected in the Company’s unaudited interim condensed consolidated financial statements as of December 31, 2025 and June 30, 2025, and for the six-month periods ended December 31, 2025 and 2024, furnished today to the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K, as well as in the Company’s unaudited preliminary balance sheet as of March 31, 2026 set forth below.

Preliminary Consolidated Condensed Balance Sheet as of March 31, 2026

(Unaudited)

	Unaudited historical financial information MLEC as of December 31, 2025	Unaudited preliminary financial information MLEC as of March 31, 2026
	(amounts in millions of US$)
Assets
Intangible assets	71.6	71.6
Goodwill	2.1	2.1
Property, plant and equipment	4.4	4.4
Investment in joint ventures and associates	16.0	16.0
Cash and cash equivalents	1.0	1.2
Inventories	4.0	3.6
Other receivables	4.2	5.2
Right of use assets	0.1	-
Total assets	103.4	104.2

Equity
Total equity	15.2	11.3

Liabilities
Borrowings	45.7	50.6
Convertible notes	20.7	21.0
Trade and other payables	7.1	7.2
Other liabilities	0.3	0.3
Deferred tax liabilities	14.3	14.3
Warrant liabilities	0.1	0.3
Lease liabilities	0.1	-
Total liabilities	88.2	93.4
Total equity and liabilities	103.4	104.7

Underlying Assumptions

Derecognition Events

The Company assumed the full derecognition of Bioceres S.A. and Bioceres LLC as of December 31, 2025 and determined that the carrying value of the Company’s investment in Theo I SCSp was nil.

Preference Shares Capitalization

The holder of our preference shares issued a notice of conversion to the Company dated December 31, 2025, notifying the Company of the partial exercise of its conversion right under the Subscription Agreement dated December 9, 2024 an aggregate amount of up to $9,000,000, to be converted into ordinary shares in accordance with the conversion formula set out in the Subscription Agreement. The Company notified the holder of the preference shares on December 31, 2025 that the value of the ordinary shares to be issued to the holder as a result of such conversion would be $5,000,000, plus payment-in-kind, for an aggregate amount of $5,473,425. This equity transaction has been reflected in the column “Unaudited historical financial information MLEC as of December 31, 2025” of the table above.

The Company also included as of March 31, 2026 the proforma adjustment related to disbursements made from our current line of credit with one of our related parties for an amount of $465,161 which occurred in April 2026.

Furthermore, the Company expects to notify the holder to convert the remaining $4.0 million of the original aggregate preference share amount within the next 12 months, which is expected to further strengthen stockholders’ equity.

Forward-looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to the Company’s plan to regain compliance under the Nasdaq rules and the related Nasdaq decision, performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.